Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")

Suite No. 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6

2.	Date of Material Change:

September 4, 2013

3.	Document:

Press release issued on September 4, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix issued a notice of redemption to holders of its currently outstanding $55.0 million 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 (the "Debentures"). As set out in the notice of redemption, the redemption date of the Debentures will be October 21, 2013 (the "Redemption Date"). The Debentures are redeemable for an amount (the "Redemption Price") equal to principal amount of the Debentures plus accrued unpaid interest up to, but excluding, the Redemption Date.

5.	Full Description of Material Change:

Bellatrix issued a notice of redemption to holders of the currently outstanding Debentures. As set out in the notice of redemption, the Redemption Date of the Debentures will be October 21, 2013. The Debentures are redeemable for a Redemption Price equal to principal amount of the Debentures plus accrued unpaid interest up to, but excluding, the Redemption Date.

Pursuant to the terms of the Debentures, the Company has elected to satisfy its obligation to pay all of the Redemption Price by issuing and delivering to the holders that number of common shares of the Company (the "Common Shares") obtained by dividing the Redemption Price by 95% of the current market price of the Common Shares on the Redemption Date. For this purpose, the current market price will be calculated based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date. The Company anticipates announcing the current market price to be used to calculate the number of Common Shares that each holder of Debentures will receive on the redemption of the Debentures on or about October 15, 2013.

Prior to the redemption of the Debentures, each holder will have the right to convert their Debentures into Common Shares at a conversion price of $5.60 per Common Share (the "Conversion Price") at any time on or prior to October 18, 2013. A holder electing to convert the principal amount of their Debentures will receive approximately 178 Common Shares for each $1,000 principal amount of Debentures converted plus a cash payment for accrued unpaid interest up to, but excluding, the conversion date. No fractional shares will be issued on redemption or conversion but, in lieu thereof, the Company shall pay the cash equivalent thereof determined on the basis of the current market price of the Common Shares on the Redemption Date or conversion date, as applicable (less any tax required to be deducted, if any). If holders of Debentures elect to convert all of the Debentures prior to the Redemption Date, approximately 9,821,429 Common Shares will be issued and accrued unpaid interest up to up to, but excluding, the conversion date will be paid in cash.

As the Debentures were issued in "book-entry only" form and are held by CDS Clearing and Depository Services Inc., beneficial holders of Debentures must contact their broker, dealer, bank, trust company or other nominee to exercise their right to convert their Debentures. Beneficial holders who intend to convert their Debentures should ensure that they contact their broker, dealer, bank, trust company or other nominee well in advance of the Redemption Date to ensure that they understand the procedure required to exercise their right of conversion. All holders of Debentures who fail to deliver a notice of conversion on or prior to October 15, 2013 (or such other earlier time as may be indicated by their broker, dealer, bank, trust company or other nominee) shall have their Debentures redeemed on the Redemption Date and shall receive that number of Common Shares obtained by dividing the Redemption Price by 95% of the current market price of the Common Shares on the Redemption Date.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Report:

September 4, 2013

Forward looking statements: Certain information set forth in this document, including the expected timing for announcing the current market price to be used to calculate the number of Common Shares that each holder of Debentures will receive on the redemption of the Debentures may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.